SEC
Mail Processing
Section

MAR 28 2008

Washington, DC
101

GROUP

[redacted]

08001607

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

SUPPL

Date 25 March 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

Enclosures

13 March 2008	Press release: Hypo Real Estate Capital Corporation Announces Successful Completion by its Subsidiary of Tender Offer for Common Stock of Quadra Realty Trust
20 March 2008	Disclosure pursuant to section 26 of the German Securities Trading Act Credit Suisse Group

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

Press release

Hypo Real Estate Capital Corporation Announces Successful Completion by its Subsidiary of Tender Offer for Common Stock of Quadra Realty Trust

New York, March 13, 2008 - Hypo Real Estate Capital Corporation ("HRECC") today announced the successful completion of the cash tender offer by its wholly-owned subsidiary, HRECC Sub Inc. ("MergerSub"), for any and all of the outstanding shares of common stock of Quadra Realty Trust, Inc. (NYSE: QRR) ("Quadra") not already owned by HRECC and its affiliates at a purchase price of $10.6506 per share in cash (without interest and less applicable withholding taxes). Quadra did not declare a dividend to the extent of its taxable income for the period beginning January 1, 2008 and ending as of yesterday's close of business, so there will not be any reduction in the $10.6506 per share in cash to be paid for tendered shares. Quadra's previously declared and announced $0.3494 per share dividend will be promptly paid to Quadra's stockholders of record as of the close of business on March 12, 2008.

The depositary for the offer has advised HRECC and MergerSub that, as of the expiration of the offer on March 12, 2008, stockholders of Quadra had tendered and not withdrawn 15,981,016 shares of Quadra common stock (including 1,448,475 shares delivered pursuant to notices of guaranteed delivery), which represents approximately 95.2% of the outstanding shares of Quadra common stock excluding shares already owned by HRECC and its affiliates and, when combined with the Quadra common stock already owned by HRECC and its affiliates, will result in HRECC and its affiliates owning approximately 96.8% of Quadra's outstanding common stock. MergerSub has accepted for payment all shares of Quadra common stock that were validly tendered and not properly withdrawn and will make payment to the depositary for the accepted shares promptly.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

As provided in the merger agreement by and among HRECC, MergerSub and Quadra, the parties intend to complete the merger of MergerSub with and into Quadra as soon as practicable under applicable Maryland law without a vote of Quadra's stockholders. In the merger, Quadra's stockholders who did not tender their shares in response to the offer will receive the same $10.6506 per share in cash to be paid in the offer (without interest and less applicable withholding taxes). Stockholders will receive relevant information in the mail on how to receive payment for their shares.

About Hypo Real Estate Capital Corporation

New York based Hypo Real Estate Capital Corporation ("HRECC"), a subsidiary of Hypo Real Estate Bank International AG, is one of the largest foreign owned commercial real estate lenders in the United States. HRECC provides a full range of services that combine unparalleled real estate and local market knowledge with capital markets expertise. It provides a single source of capital solutions for the real estate industry including balance sheet, CMBS, and subordinate debt lending on all asset classes across the U.S. For more information about the Hypo Real Estate Group, please visit its website at www.hyporealestate.com.

About Quadra Realty Trust, Inc.

Quadra Realty Trust, Inc. is a commercial real estate finance company headquartered in New York, and was formed primarily to invest in commercial mortgage investments and related products. Quadra invests in a diversified portfolio of commercial mortgage investments and related projects and is externally managed by HRECC. A substantial portion of the loans in Quadra's portfolio was syndicated by HRECC and HRECC continues to maintain a significant interest in these assets on its balance

sheet. Quadra's portfolio is comprised of participations in loans that are backed by real estate assets located primarily in coastal US markets, as well as premier inland markets, including Phoenix, AZ and Las Vegas, NV. Quadra's portfolio is diversified across property sectors: condominium, multifamily, retail, hotel, office, and other. All of the investment assets in the Quadra portfolio are performing loans. Quadra's portfolio does not contain any CDOs or structured finance securities. For more information about Quadra, please visit its website at www.quadrarealty.com.

Forward-Looking Statements

Certain statements in this press release may constitute forward-looking statements. These forward-looking statements appear throughout the release and include statements regarding the intent, belief or current expectations of HRECC or MergerSub, including statements concerning the plans of HRECC or MergerSub with respect to the acquisition of Quadra's common stock and the payment by Quadra of the $0.3494 per share dividend. These statements are not historical facts, but instead represent only the beliefs of HRECC and MergerSub regarding future events, many of which, by their nature, are inherently uncertain and outside of their control. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of HRECC and MergerSub to control or predict. Additional information regarding risk factors and uncertainties affecting Quadra is detailed from time to time in Quadra's filings with the SEC, including, but not limited to, Quadra's most recent Quarterly Report on Form 10-Q, available for viewing on Quadra's website at www.quadrarealty.com. (To access this information on Quadra's website,

please click on "Investor Relations", "SEC Filings"). You should not place undue reliance on any forward-looking statements contained in this press release. HRECC and MergerSub can give no assurance that the expectations of any forward-looking statement will be obtained. Such forward-looking statements speak only as of the date of this press release. HRECC and MergerSub expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find it

Investors and Quadra stockholders who have questions about the tender offer or the merger may call Georgeson Inc., the Information Agent, toll free at +1 (866) 873-6981. Banks and brokers can call collect at +1 (212) 440-9800. Media inquiries related to the Hypo Real Estate Group may be directed to Oliver Gruss by phone at +49 (0)89 203007 781, by fax at +49 (0)89 203007 772 or by email at oliver.gruss@hyporealestate.com.

Shareholding Disclosures

20.03.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Credit Suisse Group

- Translation -

WKN: 802 770
ISIN DE 000 802 770 7

On 19 March 2008 Credit Suisse Group, Paradeplatz 8, 8001 Zurich, informed us of the following:

"We herewith inform you according to sections 21 paragraph 1 and section 24 WpHG under one's own name and on behalf of the companies below as follows:

1. On 13 March 2008 the voting rights of Credit Suisse, Paradeplatz 8, 8001 Zurich, Switzerland, in shares of Hypo Real Estate Holding AG exceeded the threshold of 3 % and amounted to 3.29% (6,625,828 voting rights). 3.13 % (6,287,638 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 1 WpHG and 0.17% (338,190 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 6 in conjunction with section 22 paragraph 1 sentence 2 WpHG.

On 14 March 2008 the voting rights fell below the threshold of 3 % again and the voting rights amounted to 2.15% (4,325,985 voting rights). 1.98% (3,987,795 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 1 WpHG and 0.17% (388,190 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 6 WpHG in conjunction with section 22 paragraph 1 sentence 2 WpHG.

2. On 13 March 2008 the voting rights of Credit Suisse Group, Paradeplatz 8, 8001 Zurich, Switzerland, exceeded the threshold of 3 % in shares of Hypo Real Estate Holding AG too and amounted to 3.32% (6,681,007 voting rights).
3.14 % (6,307,052 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 1 WpHG and 0.19% (373,955 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 6 WpHG in conjunction with section 22 paragraph 1 sentence 2 WpHG..

On 14 March 2008 the voting rights fell below the threshold of 3% again and the voting rights amounted to 2.18 % (4,381,164 voting rights). 1.99 % (4,007,209 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 1 WpHG and 0.19 % (373,955 voting rights) are to be ascribed according to section 22 paragraph 1 sentence 1 No. 6 WpHG in conjunction with section 22 paragraph 1 sentence 2 WpHG.

3. The line of the controlling companies are as follows (beginning with the undermost company): Credit Suisse and Credit Suisse Group"

Munich, 20 March 2008
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END